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             July 18, 2022

       Moshe Eisenberg
       Chief Financial Officer
       CAMTEK LTD
       Ramat Gavriel Industrial Zone
       P.O. BOX 544
       Migdal Ha   Emek, 23150, Israel

                                                        Re: CAMTEK LTD
                                                            Form 20-F filed
March 15, 2022
                                                            File No. 000-30664

       Dear Mr. Eisenberg:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Life Sciences